HSBC Bank USA N.A.
Form SBSE-A/A
Amendment Filing- February 8, 2022

In connection with the Form SBSE-A/A for HSBC Bank USA, NA (“HBUS”), please see supplemental information below.

Schedule A:

George Wheeler Madison and Melvin Louis Flowers were formally appointed as Directors of HSBC Bank USA N.A. on January 11, 2022.